3/4/03

03002306

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ED STATES
XCHANGE COMMISSION
Wasnington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48572

8-48572

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

RECEIVED FEB 28 2003 207

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Western International Securities Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

70 South Lake Avenue, Suite 700
(No. and Street)

Pasadena	California	91101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

NDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dave Banerjee, CPA
(Name — *if individual, state last, first, middle name*)

5535 Balboa Blvd., Suite 200,	Encino	California	91316
(Address)	(City)	(State)	Zip Code)

HECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

laims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant ıust be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

MAR 13 2003

: 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB ...

OATH OR AFFIRMATION

I, DONALD M. BIZUB, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Western International Securities, , as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

CRAIG R. WATANABE
Comm. # 1262490
NOTARY PUBLIC-CALIFORNIA
Los Angeles County
My Comm. Expires April 30, 2004

Signature

PRESIDENT

Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WESTERN INTERNATIONAL SECURITIES, INC.

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2002

WESTERN INTERNATIONAL SECURITIES, INC.

Table Of Contents

DAVE BANERJEE
Certified Public Accountant
5535 Balboa Boulevard, Suite 200, Encino, CA 91316-1516 • (818) 382-7720 • FAX (818) 382-7722 • E-mail: banerji@aol.com

Independent Auditor's Report

Board of Directors
Western International Securities, Inc
Pasadena, California

I have audited the accompanying statement of financial condition of Western International Securities, Inc. as of December 31, 2002 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Western International Securities, Inc. as of December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

This opinion is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dave Banerjee
Certified Public Accountant
Encino, California
February 21, 2003

WESTERN INTERNATIONAL SECURITIES, INC.

Statement of Financial Condition
December 31, 2002

ASSETS

Cash and cash equivalents	$315,083
CSC deposit	50,000
Commissions receivable	357,226
Other receivables	69,643
Furniture and equipment, net of accumulated depreciation of $157,148 (Note 2)	81,412
Other assets	312,473
Total assets	$1,185,837

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:

Accounts payable and accrued expenses	$185,389
Commissions payable	350,000
Securities sold not yet purchased	3,013
Total liabilities	538,402

STOCKHOLDERS' EQUITY:

Common stock, $.01 par value, 250,000 shares authorized and 3,000 shares issued and outstanding	30
Additional paid in capital	927,567
Accumulated deficit	(280,162)
Total stockholders' equity	647,435
Total liabilities and stockholders' equity	$1,185,837

The accompanying notes are an integral part of these financial statements.

WESTERN INTERNATIONAL SECURITIES, INC.

Statement of Income
For the year ended December 31, 2002

REVENUES:	
Commissions	$6,386,743
Other	2,348,511
Total income	8,735,254
EXPENSES:	
Commissions	5,093,664
Salaries and wages	1,091,868
Occupancy	487,563
Other operating	1,841,549
Total expenses	8,514,644
NET INCOME BEFORE INCOME TAXES	220,610
INCOME TAX PROVISION (Note 1)	72,149
Total income tax provision	72,149
NET INCOME	$148,461

The accompanying notes are an integral part of these financial statements.

WESTERN INTERNATIONAL SECURITIES, INC.

Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2002

	Common Stock	Additional Paid in Capital	Accumulatd Deficit	Total Stockholders' Equity
Beginning Balance January 1, 2002	$30	$1,119,301	($428,623)	$690,708
Capital Reduction(Note 7)		(191,734)		(191,734)
Net Income			148,461	148,461
Ending Balance December 31, 2002	$30	$927,567	($280,162)	$647,435

The accompanying notes are an integral part of these financial statements.

WESTERN INTERNATIONAL SECURITIES, INC.

Statement of Cash Flows
For the year ended December 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$148,461
Adjustment to reconcile net income to net cash provided by operating activities	
Depreciation	21,370
(Increase) decrease in:	
CSC deposit	878
Commissions receivable	37,296
Other receivables	(5,737)
Payment of expense of behalf of parent (Note 7)	(191,734)
Prepaid expenses and other assets	(118,702)
Increase (decrease) in:	
Commissions payable	(155,078)
Accounts payable and accrued expenses	104,576
Securities sold not yet purchased	3,013
Total adjustments	(304,118)
Net cash provided by operations	(155,657)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of furniture and equipment	(30,612)
Disposal of furniture and equipment	19,594
Depreciation of disposed furniture and equipment	(18,595)
Net cash used from investing activities	(29,613)
NET INCREASE (DECREASE) IN CASH	(185,270)
Cash - beginning of period	500,353
Cash - end of period	$315,083

Supplemental disclosure of cash flow information

Cash paid during the year for

Interest	$0
Income taxes	$72,149

The accompanying notes are an integral part of these financial statements.

WESTERN INTERNATIONAL SECURITIES, INC.

Notes to Financial Statements
December 31, 2002

Note 1 - Organization and Summary of Significant Accounting Policies

Nature of Business

The company was incorporated in Colorado on April 14, 1995 as a wholly owned subsidiary of Concept Brokerage Holding Corporation (Parent) and is a registered broker-dealer under the Securities and Exchange Act of 1934 (the Act), with its principal activities consisting of securities transactions, and the solicitation of clients for investment advisory services.

The company operates pursuant to paragraph (k) (2) (B) of Rule 15c3-3 of the Act and does not carry customer accounts or clear customer transactions. Accordingly, all consumer transactions are executed and cleared on behalf of the Company by Correspondent Services Corporation (CSC) on a fully-disclosed basis. The Company's agreement with CSC provides that, as clearing broker, CSC will be made to keep such records of the transactions affected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Act, and perform all services customarily incident thereto. All customer funds and securities received, if any, are promptly transmitted directly to CSC. As a result, the Company is exempt from the remaining provisions and requirements of Rule 15c3-3 of the Act. The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the accounts introduced by the Company.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Furniture and Equipment

Owned furniture and equipment is stated at cost. Depreciation is computed using straight-line over the estimated useful life, which ranges from five to seven years.

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

Income Taxes

The Company files a consolidated income tax return with its parent (consolidated group). The accompanying financial statements provide for current federal and state income taxes of $72,149 as if the Company filed a separate return. The Company recognizes deferred tax liabilities and assets based on the difference between the financial statements and tax basis of assets and liabilities using the enacted tax rates in effect for the year in which the differences are expected to reverse. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence are not realized. The consolidated return has a tax loss carryover provision of $201,464, which is expected to be exhausted in the current year.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents. The Company invests cash in a money market fund.

Revenue Recognition

Income from commissions on stock transactions is recorded on a settlement date basis. There was no material adjustments required to the accompanying financial statements as a result of recording transactions on a settlement date basis versus their trade date, which is the date that a transaction is executed.

Fair Value of Financial Instruments

The carrying amounts of financial instruments including cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair values as of December 31, 2002, as a result of the relatively short maturity of these instruments.

WESTERN INTERNATIONAL SECURITIES, INC.

Notes to Financial Statements
December 31, 2002

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

Comprehensive Income

The Company adopted SFAS No. 130, "Reporting Comprehensive Income," which requires that an enterprise report, by major components and as a single total, the changes in equity. There were no other comprehensive income items for the year ended December 31, 2002.

Concentrations of Credit Risk

The Company and its subsidiaries are engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Management estimates that 7% of revenues were generated in the state of Florida, 72% in the state of California, 4% in the state of Colorado, 3% in the state of Pennsylvania, 1% in the state of New York, 1% in the state of Illinois, 5% in the state of Georgia, 5% in the state of Louisiana, 1% in the state of Nevada and 1% in the state of Texas.

Note 2 - Furniture and Equipment

Furniture and equipment consists of the following at December 31, 2002:

Furniture and fixtures	$	91,594
Equipment		131,329
Leasehold improvements		15,637
Less accumulated depreciation		(157,148)
	$	81,412

Note 3 - Related Party Transactions

The Company and its parent incur expenses on behalf of each other in the ordinary course of business. All related expenses and costs of doing business of the Company have been reflected in the accompanying financial statements.

Note 4 - Financial Instruments With Off Balance Sheet Risk

In the normal course of business, the Company executes, as agent or principal, transactions on behalf of customers. If the transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities are different from the contract amount of the transaction.

The Company does not anticipate nonperformance by customers or counter-parties in the above situation. The Company's policy is to monitor its market exposure and counter party risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business.

Additionally, the Company is subject to credit risk if the clearing broker is unable to repay the balance of the Company's accounts.

Note 5 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio (aggregate indebtedness to net capital) may fluctuate on a daily basis.

According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1. As of December 31, 2002, the net capital data is as follows:

Net Capital	Net Capital Requirements	Aggregate Indebtedness	Capital Ratio
$ 344,696	100,000	535,389	1.55

WESTERN INTERNATIONAL SECURITIES, INC.

Notes to Financial Statements
December 31, 2002

Note 6 - Leases

The Company has entered into non-cancelable operating leases for office space at its corporate office and six branch locations. The terms of the leases provide for varying payments with certain escalating payments and free rent months. For financial reporting purposes, rent expense is recorded on a straight-line basis over the terms of each respective lease. Differences between rent expenses recorded in the accompanying financial statements and the actual payments made under each lease are initially recorded as deferred rent.

Minimum lease payments under the non-cancelable office leases in effect at December 31, 2002 are as follows:

Year Ending		Office Lease
2003	$	452,541
2004		355,699
2005		192,019
2006		0
2007		0

Total rent expense for the year was $ 487,563.

Note 7 - Dividend Distributions and Related Company Transactions

The parent incurred expenses during the year, which were paid by the Company. At December 31, 2002 these items were changed by a dividend distribution.

WESTERN INTERNATIONAL SECURITIES, INC.

Schedule I
Computation of Aggregate Indebtedness
and Net Capital Pursuant to Rule 15c3-1
December 31, 2002

Net Capital

Total stockholders' equity	$647,435
Deductions	
Non-allowable assets	297,513
Tentative net capital	349,922
Haircuts	5,226
Net capital	344,696
Aggregate indebtedness	535,389

Computation of Basic Net Capital Requirements

Required minimum net capital	$100,000
Capital in excess of minimum requirement	244,696
Ratio of aggregate indebtedness to net capital	1.55

There were no differences noted between the computation of Net Capital reported by the firm in this filing as of December 31, 2002 and the computation above.

The accompanying notes are an integral part of these financial statements.

WESTERN INTERNATIONAL SECURITIES, INC.

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2002

The Company is exempt from the Reserve Requirement of Rule 15c3-3

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3
December 31, 2002

The Company is exempt from the Rule 15c3-3 as it relates to possession and Control requirements.

DAVE BANERJEE
Certified Public Accountant
5535 Balboa Boulevard, Suite 200, Encino, CA 91316-1516 • (818) 382-7720 • FAX (818) 382-7722 • E-mail: banerji@aol.con

Internal Control Report

Board of Directors
Western International Securities, Inc
Pasadena, California

In planning and performing my audit of the financial statements of Western International Securities, Inc. for the year ended December 31, 2002, I considered its internal control structure, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures including tests of compliance with such practices and procedures followed by Western International Securities, Inc. including test of compliance with such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e). I did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or (ii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles.

Board of Directors
Western International Securities, Inc
Page Two

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including control activities for safeguarding securities, that I consider to be material weakness as defined above. In addition, my consideration of the internal control structure indicated that the Company was in compliance with the conditions of the exemption under Paragraph (k) (2) (B) of Rule 15c3-3, and no facts came to my attention indicating that such conditions had not been complied with during the period. The scope of my engagement did not include the Anti Money Laundering provision of the U.S. Patriot Act.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dave Banerjee
Certified Public Accountant
Encino, California
February 21, 2003